UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Clean Earth Acquisitions Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

184493203

(CUSIP Number)

12600 Hill Country Blvd.

Building R, Suite 275

Bee Cave, TX 78738
Attn: Martha Ross

(800) 508-1531

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 184493203

1	NAME OF REPORTING PERSON Clean Earth Acquisitions Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 8,556,667(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,556,667(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,556,667(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%
14	TYPE OF REPORTING PERSON OO

(1) Comprised of 890,000 shares of the Issuer’s Class A common stock, par value $0.0001 per share, and 7,666,667 shares of the Issuer’s Class B common stock, par value $0.0001 per share. The Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer's initial business combination on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents.

SCHEDULE 13D

Item 1.	Security and Issuer.

Securities Acquired: Clean Earth Acquisitions Sponsor, LLC (the “Sponsor”) initially acquired shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), as part of the formation and initial capitalization of Clean Earth Acquisitions Corp. (the “Issuer”). The Sponsor acquired units of the Issuer as part of the Issuer’s initial public offering in February 2022. Each unit of the Issuer acquired by the Sponsor represents the right to receive one share of Class A common stock, $0.0001 par value per share (“Class A Common Stock”), and one-half of one redeemable warrant. The warrants are not currently exercisable, and they will not be exercisable within the next 60 days, accordingly, the warrants are not included in this Schedule 13D.

Issuer:	Clean Earth Acquisitions Corp.
12600 Hill Country Blvd., Building R, Suite 275
Bee Cave, TX 78738

Item 2.	Identity and Background.

This statement is filed by Clean Earth Acquisitions Sponsor, LLC (the “Reporting Person”). The Reporting Person is managed by its board of managers, none of whom are deemed a beneficial owner of the Issuer’s securities held by the Reporting Person based on the so called “rule of three.” The Sponsor holds approximately 27.1% of the issued and outstanding shares of all classes of common stock of the Issuer (31,556,667) based on the number of shares of Class A Common Stock (23,890,000) and shares of Class B Common Stock (7,666,667) outstanding as set forth in the Issuer’s Form 10-Q for the quarter ended September 30, 2022.

The Reporting Person’s business address is 12600 Hill Country Blvd., Building R, Suite 275, Bee Cave, TX 78738.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Common Stock currently beneficially owned by the Reporting Person was $8,925,000. The source of these funds was the capital of the Sponsor.

Item 4.	Purpose of Transaction.

In August 2021, the Sponsor purchased an aggregate of 5,750,000 shares of Class B common stock of the Issuer (the “Founder Shares”) for an aggregate purchase price of $25,000. In February 2022, the Issuer effected a 1:1.33333339 stock split of the Founder Shares, resulting in the Sponsor holding 7,666,667 Founder Shares.

In February 2022, simultaneously with the consummation of the Issuer’s Initial Public Offering (the “IPO”), the Sponsor purchased an aggregate of 890,000 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Units Purchase Agreement dated February 23, 2022, by and between the Issuer and the Sponsor (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one share of Class A Common Stock and one-half of one warrant, each whole warrant exercisable to purchase one share of Class A Common Stock, at an exercise price of $11.50 per share.

The shares of Common Stock owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may make further acquisitions of the Common Stock from time to time, however, all of such shares are subject to lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Person has agreed (A) to vote its shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination.

Item 5.	Interest in Securities of the Issuer.

(a)	Amount beneficially owned: 8,556,667

Percentage: 27.1% assuming conversion of all of the Issuer’s outstanding shares of Class B common stock into shares of Class A Common Stock.

(b)	Number of shares to which the Reporting Person has:
Sole power to vote or to direct the vote: 8,556,667
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 8,556,667
Shared power to vote or to direct the vote: 0

The Reporting Person is managed by its Board of Managers. Under the so-called “rule of three,” because voting and dispositive decisions are made by a majority of the Sponsor’s managers, none of the managers is deemed to be a beneficial owner of the Sponsor’s securities, even those in which such manager holds a pecuniary interest.

(c) The Reporting Person has not effected any transactions of Class A Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Private Placement Units Purchase Agreement between the Issuer and Sponsor

In February 2022, simultaneously with the consummation of the IPO, the Sponsor purchased 890,000 Placement Units pursuant to the Purchase Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Purchase Agreement or Insider Letter (described below), which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 28, 2022 (and is incorporated by reference herein as Exhibit 10.1).

Insider Letter

In February 2022, in connection with the IPO, the Issuer, the Sponsor, and certain other parties thereto entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the parties agreed (A) to vote the Founder Shares, any shares of Common Stock underlying the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would modify the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not consummate a business combination within 18 months from the completion of the IPO, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the IPO (the “Trust Account”), (C) not to redeem any Founder Shares and any shares underlying the Placement Units into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and any shares of Common Stock underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 28, 2022 (and is incorporated by reference herein as Exhibit 10.2).

Registration Rights Agreement

In February 2022, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered.

The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 28, 2022 (and is incorporated by reference herein as Exhibit 10.3).

Item 7.	Material to be Filed as Exhibits.

Exhibit 10.1	Private Placement Units Purchase Agreement, dated February 23, 2022, by and between the Issuer and the Sponsor.

Exhibit 10.2	Letter Agreement, dated February 23, 2022, by and among the Issuer, its executive officers, its directors and the Sponsor.

Exhibit 10.3	Registration Rights Agreement, dated February 23, 2022, by and between the Issuer and the Sponsor.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 25, 2023	CLEAN EARTH ACQUISITIONS SPONSOR, LLC

/s/ Alex Greystoke
Name: Alex Greystoke
Title: Manager

[Clean Earth Schedule 13D]